Exhibit 99.1
12 January 2021

National Grid plc (‘National Grid’ or ‘Company’)

National Grid plc Scrip Dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for ordinary shares to be admitted to the Official List, and to the Main Market of the London Stock Exchange for 28,755,898 ordinary shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2020/21 interim dividend, payable on 13 January 2021.  Dealings are expected to commence on 13 January 2021 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 28,755,898 ordinary shares are to be issued at a price of 864.44 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 83,657 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$57.7160, representing 418,285 ordinary shares (including fractional entitlements).
The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's https://investors.nationalgrid.com/~/media/Files/N/National-Grid-IR-V2/shareholder-information/scrip-dividend-scheme-tc-vjuly-2020.pdf and from Equiniti on 0800 169 7775 or help.shareview.co.uk.

Megan Barnes
Head of Company Secretariat